UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

STRATOS RENEWABLES CORPORATION

(Name of Issuer)

Common Shares

(Title of Class of Securities)

863101101

(CUSIP Number)

Andrei Lisyanski

I2BF Biodiesel Limited

c/o I2BF Venture Capital

Suite 401, One Heddon Street

Mayfair, London, W1B 4BD

United Kingdom

Telephone: +44 2074324516

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

with copies to:

Michael Lousteau, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94034

Telephone: (650) 493-9300

July 15, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I2BF Biodiesel Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a)☐
(b)☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization Delaware
	Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,685,772
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 27,685,772
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,685,772
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11) 19.9% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on the number of shares of Issuer’s common stock outstanding as of July 15, 2009 (as represented by Issuer in the Agreement (as described in this Statement), I2BF may be deemed to have beneficial ownership of approximately 19.9% of the outstanding shares of Issuer common stock.

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock (the “Common Stock”), of Stratos Renewables Corporation (the “Company”), a Nevada corporation. The principal executive offices of the Company are located at 9440 Santa Monica Blvd., Suite 401, Beverly Hills, CA 90210. The telephone number at that location is (310) 402-5901.

ITEM 2.	IDENTITY AND BACKGROUND.

This Statement is filed by I2BF Biodiesel Limited, a company incorporated in the British Virgin Islands (“I2BF”). I2BF Biodiesel Limited’s controlling shareholder is I2BF Management Ltd., a company incorporated in the British Virgin Islands. I2BF Management Limited is ultimately controlled by Ilya Golubovich and Andrei Lisyanski each controlling more than 5% and jointly 97.5% of the capital of I2BF Management Ltd. Ilya Golubovich and Andrei Lisyanski are the Directors of I2BF Management Ltd., and each is a citizen of the Russian Federation. Each of Ilya A. Golubovich and Andrei Lisyanski disclaim beneficial ownership in the securities of the Company which are the subject of this filing, except as relates to their personal, indirect pecuniary interests therein.

I2BF, together with its affiliates, is an international fund management group engaged in venture capital and public equity activities in the United States, Europe and Asia Pacific and focused on diversified clean energy investment. The principal executive offices of I2BF are located at Suite 401, One Heddon Street, Mayfair, London, W1B 4BD, United Kingdom.

During the last five years, neither I2BF nor, to I2BF’s knowledge, any executive officer or director of I2BF or it’s controlling shareholder I2BF Management Ltd. has been (i) convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a Secured Note and Common Stock Purchase Agreement (a copy of which is attached hereto as Exhibit 3), dated as of July 15, 2009 (the “Agreement”), by and between the Company, I2BF and Blue Day SC Ventures, a joint venture of BlueDay Limited, a business company existing under the laws of the British Virgin Islands and MA Green, a partnership (“Blue Day SC Ventures”) (each, an “Investor” and collectively, the “Investors”), the Investors purchased Notes (as defined in Item 4 below) in the aggregate principal amount of $15,382,271 and an aggregate of 55,586,157 shares of the Common Stock of the Company.

The total amount of funds required by I2BF to purchase the Notes and the Common Stock pursuant to the Agreement was $1,000,000 in cash investment which was furnished from the working capital of I2BF and, as described below, $5,722,552 in previous indebtedness of the Company which was surrendered and cancelled. Such cancelled indebtedness, when acquired, was acquired from the working capital of I2BF. No additional funds were required to acquire beneficial ownership of the Common Stock reported on this Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

The acquisition by I2BF of beneficial ownership of Common Shares of the Company, as described herein, was effected (a) because of I2BF’s belief that the Company represents an attractive investment based on the Company’s business prospects and strategy, (b) to help finance the Company’s Chepen Project (as defined below) and (c) to satisfy and retire Company indebtedness outstanding to Whitebox Capital Partners, L.P. (“Whitebox”). Effective as of the

closing of the financing, all of the Company’s obligations to Whitebox were finally and effectively satisfied and extinguished, including warrants formerly held by Whitebox.

Pursuant to the Agreement, the Company offered to the Investors: (a) a minimum of $3,000,000 in aggregate principal of Secured Promissory Notes (“Notes”) issued for new cash investment in the Company as of the date of the Agreement (the “Initial Investment”), (b) $12,382,271 in aggregate principal amount of Notes issued concurrently with the Initial Investment in exchange for the surrender and cancellation of existing indebtedness and equity securities of the Company outstanding in favor of Investors as set forth opposite such Investors’ names on the Schedule of Investors attached to the Agreement (the “Tendered Securities”), (c) up to an additional $1,725,000 principal amount of Notes to be issued to I2BF in a subsequent closing, each in the allocations and amounts set forth on the Schedule of Investors to the Agreement and (d) as consideration for such new investment and the restructuring of the Tendered Securities, Common Stock representing an aggregate of forty five percent (45%) of the fully diluted equity of the Company and certain adjustment rights relating to such Common Stock as are set forth in the Agreement.

The principal amount of the Notes described in subsection (b) of the paragraph above is in substitution for and wholly replaces earlier notes issued to I2BF and MA Green, Inc. and, accordingly, the terms of the Notes supersede all of the Company’s prior indebtedness to those investors.

The first Closing on July 15, 2009 (the “Initial Closing”) was for the sale of Notes in the aggregate principal amount of $15,382,271 and an aggregate of 55,586,157 shares of the Common Stock of the Company, of which 27,685,772 shares were issued to I2BF and 27,900,385 shares were issued to Blue Day SC Ventures, evidencing not less than 39.895% of the outstanding the Common Stock determined on a fully diluted basis, and shall be consummated simultaneously with the execution of the Agreement (the “Closing Date”).

I2BF is required to make an additional investment in Notes with an aggregate principal amount of $1,725,000 and shall be issued 10,238,381 additional shares of Common Stock, and an additional Closing shall be held with respect to such investment (the “Balance Closing”) if and as soon as practicable following the closing of the credit facility currently under negotiation between the Company and Banco Internacional del Perú S.A.A. (“Interbank”) and evidenced by that certain letter of intent dated May 29, 2009 (the “Interbank Facility”), provided that the Interbank Facility shall provide credit to the Company and its subsidiaries of not less than $15,000,000 and shall otherwise be upon terms and conditions as set forth in that certain letter of intent referenced above or upon terms and conditions substantially similar to such terms and conditions, subject to the reasonable approval of Investors, it being agreed and acknowledged that the “Interbank Facility” may be consummated with another lender substituted for Interbank, subject to such requirements regarding the substantive terms and conditions. The obligation (but not the right) of I2BF to participate in the Balance Closing shall cease in the event that the Interbank Facility is not closed by October 15, 2009. An additional Note shall be issued to I2BF and certificate(s) evidencing the additional shares of Common Stock issuable to I2BF and Blue Day SC Ventures shall be issued with respect to the Securities purchased and issued at the Balance Closing. The respective ownership of I2BF and Blue Day SC Ventures following the Balance Closing shall be 25% and 20% respectively, each in the fully diluted ownership of the Company.

The Agreement contains certain other covenants and agreements including requirements concerning use of proceeds in part with respect to construction and development of business activities for the Company’s industrial plot and sugarcane crushing assets in Chepen, Peru (the “Chepen Project”). The entity directly owning and operating the Chepen Project is referred to as the “Chepen Operating Company.”

The Agreement also provides that for a period of five (5) years from and after the date that all Obligations (as defined in the Notes) with respect to the Notes are satisfied (the “Cash Flow Payment Term”), Blue Day SC Ventures or its designee shall be entitled to receive payments (the “Participation Payments”) from the Chepen Operating Company equal to fifteen percent (15%) of the Excess Cash Flow (as defined in the Agreement) of the Chepen Operating Company. Such payments from Excess Cash Flow shall be made quarterly in arrears no later than ten (10) days after the end of each quarter. In the event that there has not been a Change of Control (as defined in the Agreement) of the Company or the Chepen Operating Company during the Cash Flow Payment Term, then Blue Day SC Ventures’ right to receive Participation Payments automatically shall be extended for one additional year. In the event that there is a Change of Control of the Company or the Chepen Operating Company during the initial Cash Flow Payment Term, Blue

Day SC Ventures will be entitled to receive a one time payment in the amount equal to fifteen percent (15%) of eighty percent (80%) of the projected Excess Cash Flow from the Chepen Project for the remaining portion of the Cash Flow Payment Term.

The Agreement provides for the issuance of additional Shares in the event that third party investors in the Additional Chepen Financing receive, individually or in the aggregate and in one or a series of transactions, an equity position or equity participation in the Chepen Operating Company of greater than twenty (20%) on a fully diluted basis.

The Agreement provides for certain Piggyback Registration Rights and Antidilution protection.

The Company simultaneously entered into a Security Agreement creating first priority security interests in favor of Investors over all of the assets of the Company and its Subsidiaries; provided, however that the Investors agreed to subordinate their security interests to Interbank if and when the Interbank Facility closes.

In connection with the Agreement, the Company signed two Secured Promissory Notes (the “Notes”):

•	to Blue Day in the principal amount of Eight Million Six Hundred Fifty Nine Thousand Seven Hundred Nineteen Dollars (US$8,659,719) (the “Blue Day Note”); and

•	to I2BF in the principal amount of Six Million Seven Hundred Twenty Two Thousand Five Hundred Fifty One Dollars (US$6,722,551) (the “I2BF Note”).

The Notes bear interest at fifteen percent (15%) per annum.

Of the principal amount of the Notes, $12,382,271 was issued in substitution for and wholly replacing earlier notes issued to I2BF and MA Green, Inc. and, accordingly, the terms of the Notes supersede all of the Company’s prior indebtedness to those investors.

All unpaid principal, together with any then unpaid and accrued interest and other amounts payable under the Notes, are be due and payable on the earliest to occur (the “Maturity Date”) of (i) December 31, 2012, (ii) a Change of Controller (iii) when, upon or after the occurrence of an Event of Default (as defined in the Notes).

The Notes may be prepaid by the Company, but, except with respect to prepayments described in Section 4 of the Notes, prepayment may be made only with the consent of the Holder. Any prepayment of amounts outstanding under the Notes shall be made in connection with a prepayment with respect to all Notes issued pursuant to the Agreement, allocated pro rata among such Notes based on the principal and interest outstanding with respect thereto.

Under Section 4 of the Notes, from and after March 15, 2011, the Company shall direct a percentage of the Excess Cash Flow from the operation of the Chepen Project to the prepayment of the Notes in accordance with its terms. Prepayments of the Notes from Excess Cash Flow shall be made in amounts and upon terms described in the Agreement.

The Notes provide for certain Events of Default including a failure to close the Interbank Facility or failure to secure at least $8,000,000 in new outside financing for the Chepen Project by the close of business on October 15, 2009, if such failure shall continue for thirty (30) days after written notice by all holders of Notes issued under the Agreement.

The Note provides for various remedies upon the occurrence of an Event of Default, including acceleration.

The Notes provide that from and after March 15, 2011, the Company shall direct ninety percent (90%) of the monthly Excess Cash Flow of the Chepen Operating Company to the prepayment of the Notes pro rata in accordance with their terms. Prepayments of the Notes from Excess Cash Flow shall be made quarterly in arrears no later than ten (10) days after the end of each quarter.

The Agreement and the Notes and related documents and agreements are filed as exhibits to this report and should be referred to in their entirety for a complete description thereof.

Except as set forth in this Statement, the Agreement, the Notes and the Security Agreement, I2BF does not have any present plans or proposals which relate to or would result in any of the actions specified in clauses (a), (b), (c), (d), (f), (g), (h) or (i) of Item 4 of Schedule 13D.

The foregoing descriptions of the Agreement, the Notes and the Security Agreement are only summaries, do not purport to be complete and are qualified in their entirety by reference to the full text of the Agreement, the Blue Day Note, the I2BF Note, and the Security Agreement, which are attached hereto as Exhibit 1, Exhibit 2, Exhibit 3 and Exhibit 4, respectively, and are incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) – (b) As a result of the Agreement, I2BF beneficially owns 27,685,772 shares of the Issuer’s Common Stock. This number of shares represents approximately 19.9% of the issued and outstanding shares of the Issuer based on the number of shares outstanding as of July 15, 2009 (as represented by the Company in the Agreement). I2BF has sole power to vote, dispose or direct the disposition of the 27,685,772 shares of the Issuer’s Common Stock acquired by it pursuant to the Agreement.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of common stock effected by I2BF during the last 60 days.

(d) – (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference to this Item 6. To I2BF’s knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among I2BF and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Blue Day Note (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Stratos Renewables Corporation on July 21, 2009).

2	I2BF Note (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Stratos Renewables Corporation on July 21, 2009)

3	Secured Note and Common Stock Purchase Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Stratos Renewables Corporation on July 21, 2009)

4	Security Agreement (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Stratos Renewables Corporation on July 21, 2009)

5	Certificate of Amendment of the Certificate of Designation, Powers, Preferences and Rights of Series A Preferred Stock (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by Stratos Renewables Corporation on July 21, 2009)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 24, 2009

I2BF Biodiesel Limited

By:	/s/ Ilya A. Golubovich
Ilya A. Golubovich Director